August 28, 2025

John Lipman
Chief Executive Officer
Roth CH Holdings, Inc.
2340 Collins Avenue, Suite 402
Miami, FL 33141

       Re: Roth CH Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed August 12, 2025
           File No. 333-287287
Dear John Lipman:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 02, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-4
Dilution
Net tangible book value per share, as adjusted, as of March 31, 2025, page 28

1. Please revise your disclosures to clarify the nature of your denominator adjustment for 2,379,616 shares of the Roth Class A Ordinary Common Stock. Please describe how the adjustment was calculated.
Roth CH Board of Directors' Reasons for the Approval of the Business Combination, page
132

2. We note your response to prior comment 5. Please revise to clarify whether the board obtained a fairness opinion in connection with the merger. To the extent they did not, consider revising your risk factors as appropriate.
 August 28, 2025
Page 2

Unaudited Pro Forma Combined Financial Information, page 194

3.     We note that on July 15, 2025, SharonAI entered into a Note Purchase
Agreement
       with YA II PN, Ltd. (   YA   ), pursuant to which YA has agreed to
advance an
       aggregate principal amount up to $2.5 million to SharonAI evidenced by convertible
       promissory notes (   NPA Notes   ) that are convertible into shares of
common stock of
       SharonAI. Please tell us your consideration of including a pro forma adjustment for the Note Purchase Agreement. Confirm that this agreement has been executed.
Unaudited Pro Forma Combined Statements of Operations, page 199

4. Since Roth is the acquiree, the estimated cost to be incurred after the historical period presented should not be reflected in the pro forma combined statements of operations. That is, the adjustment for the remaining estimated transaction costs expected to be incurred by Roth of approximately $1,297,915 should be removed.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
SharonAI
Critical Accounting Polices and Estimates, page 243

5. Your revised disclosures in response to prior comment 9 indicate that management evaluated macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and various entity specific events to determine that an impairment indicator was not present and an additional quantitative impairment test was not required. Please provide us with your qualitative assessment so that we may better understand how you determined that it is
       not more likely than not that the fair value of the reporting unit is less than its carrying amount including goodwill.
SharonAI Consolidated Financial Statements
Consolidated Statements of Changes in Stockholders' Equity, page F-88

6. We could not locate the attached file in response to prior comment 10. Please submit the attached file in your next submission or advise.
Consolidated Condensed Statements of Cash Flows, page F-89

7. Please revise your disclosures to remove the subtotal of "Cash used from operations"
       since such subtotals are not provided for in ASC 230 and could represent a non-
       GAAP liquidity measures. Refer to Item 10(e)(1)((ii)(C) of Regulation S-K. This
       comment also applies to the Consolidated Condensed Statements of Cash Flows for
       Distributed Storage Solutions Limited.
 August 28, 2025
Page 3

       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Alexandria Kane